                                   Filed by: Key Production
                                   Company, Inc. This
                                   Communication is filed
                                   pursuant to Rule 425 under
                                   the Securities Act of 1933,
                                   as amended, and deemed filed
                                   pursuant to Rule 14a-12 of
                                   the Securities Exchange Act
                                   of 1934.

                                   Subject Company: Key Production Company, Inc. Commission File Number: 001-11769




FORWARD LOOKING STATEMENTS

It should be noted that the following communication contains certain statements that may be deemed to be "forward-looking" statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding the consummation of the proposed spin-off and merger, its effect on future earnings, cash flow or other operating results, the expected closing date of the proposed spin-off and merger, any other effect or benefit of the proposed spin-off and merger, the tax treatment of the proposed spin-off and merger and the combined company, market prospects, and any other statements that are not historical facts. H&P and Key Production strongly encourage readers to note that some or all of the assumptions upon which such forward-looking statements are based are beyond their ability to control or estimate precisely, and may in some cases be subject to rapid and material changes. Such assumptions include but are not limited to costs and difficulties related to the integration of the businesses, costs, delays and other difficulties related to the proposed spin-off and merger, closing conditions not being satisfied, general market conditions prevailing in the exploration for and development and production of oil and gas (including inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes), operating hazards and delays, actions by customers and other third parties, the future price of oil and gas, and other factors detailed in H&P's and Key Production's filings with the Securities and Exchange Commission (the "SEC"), which are available free of charge on the SEC's website at WWW.SEC.GOV. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. H&P and Key Production undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.


ADDITIONAL INFORMATION

In connection with the proposed spin-off and merger, Key Production and Cimarex will file a proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES

AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents containing information about Key Production and H&P's oil and gas division, without charge, at the SEC's web site at www.sec.gov. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus may also be obtained for free by directing a request to either: Key Production Company, Inc., 707 Seventeenth Street, Suite 3300, Denver, Colorado 80202, Attention:
Sharon M. Pope, Assistant Corporate Secretary; telephone 303-295-3995, fax:
303-295-3494, or Helmerich & Payne, Inc, Utica at Twenty-First Street, Tulsa, Oklahoma 74114, Attention: Steven R. Mackey, Corporate Secretary; telephone 918-742-5531, fax 918-743-2671.


PARTICIPANTS IN SOLICITATION

H&P, Cimarex, Key Production and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Key Production's shareholders in connection with the proposed merger. Information concerning Key Production's participants in the solicitation is set forth in Key Production's proxy statement dated April 26, 2001, which is filed with the SEC. Hans Helmerich, Douglas E. Fears and Steven R. Mackey are currently directors of Cimarex, and each of them and Steven R. Shaw are currently officers of Cimarex (the "Cimarex Participants"). None of the Cimarex Participants beneficially owns any shares of Cimarex common stock. The Cimarex Participants are all executive officers of H&P. Information concerning H&P's participants in the solicitation is set forth in H&P's proxy statement dated January 25, 2002, which is filed with the SEC. Key Production's shareholders may obtain additional information about the interests of all such participants in the proposed merger by reading the proxy statement/prospectus when it becomes available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

[H&P LOGO]

HELMERICH & PAYNE

Helmerich & Payne, Inc. ("H&P") is a multi-national energy-oriented company engaged in contract drilling and oil and natural gas exploration and production. Its contract-drilling subsidiary operates primarily in the U.S. and South America. The Company's Oil and Gas Division explores for and produces oil and gas in Kansas, Louisiana, Oklahoma and Texas. Gas marketing services are also provided through a wholly owned subsidiary, Helmerich & Payne Energy Services, Inc. In fiscal 2001, H&P's revenues totaled $827 million, of which 38 percent were attributable to the Oil and Gas Division. H&P has an unbroken theme of strong core values: Commitment, courage and creativity.

President and CEO - Hans Helmerich; CFO -- Douglas E. Fears; VP of Exploration and Production -- Steven R. Shaw www.hpinc.com


[KEY PRODUCTION LOGO]

KEY PRODUCTION

Key Production Company, Inc. is an independent oil and natural gas exploration and production company focused on increasing shareholder value through strategies linked to profitable growth in the per-share reserves, production and cash flow. Key maintains a balanced program of exploration and development, supplemented from time to time by acquisitions and other business development initiatives that lead to new drilling projects. Its operations are presently concentrated in Oklahoma, Texas, Mississippi, California and Wyoming.

Chairman and CEO - F.H. Merelli; CFO - Paul Korus www.keyproduction.com


CIMAREX ENERGY COMPANY

The merger of Key Production with Helmerich and Payne's Oil and Gas Division gives birth to a new oil and gas exploration, production, and marketing company. In a transaction currently valued at over $640 million, Cimarex Energy will become the 20th largest U.S.-based independent producer of natural gas with nearly 390 billion cubic feet (Bcf) equivalent of proved oil and gas reserves. Cimarex will blend the employees from both companies while preserving the best of both corporate cultures.

Chairman, President and CEO - F.H. Merelli; Executive VP - Steven R. Shaw; CFO - Paul Korus

STATISTICS                                HELMERICH & PAYNE'S
FOR THE YEAR ENDED DEC. 31, 2001          OIL AND GAS DIVISION         KEY PRODUCTION
                                          --------------------         --------------
REVENUES
   E&P                                          $184,257                  $122,377
   Gas Marketing                                $ 85,753

PRODUCTION
   Natural Gas (Mcf/d)                           114,214                    45,959
   Oil (Bls/d)                                     2,161                     4,212
   Total (Mcfe/d)                                127,180                    71,231

PROVED RESERVES
   Natural gas (MMcf)                            213,184                    91,978
   Oil (MBbls)                                     5,309                     9,215
   Total (MMcfe)                                 245,035                   147,268

NET ACREAGE (000's):
   Developed                                     181,581                   196,703
   Undeveloped                                   150,401                   119,251
DEBT                                                                      $ 34,000



FORWARD LOOKING STATEMENTS

It should be noted that the foregoing contains certain statements that may be deemed to be "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding the consummation of the proposed spin-off and merger, its effect on future earnings, cash flow or other operating results, the expected closing date of the proposed spin-off and merger, any other effect or benefit of the proposed spin-off and merger, the tax treatment of the proposed spin-off and merger and the combined company, market prospects, and any other statements that are not historical facts. H&P and Key strongly encourage readers to note that some or all of the assumptions upon which such forward-looking statements are based are beyond their ability to control or estimate precisely, and may in some cases be subject to rapid and material changes. Such assumptions include but are not limited to costs and difficulties related to the integration of the businesses, costs, delays and other difficulties related to the proposed spin-off and merger, closing conditions not being satisfied, general market conditions prevailing in the exploration for and development and production of oil and gas (including inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes), operating hazards and delays, actions by customers and other third parties, the future price of oil and gas, and other factors detailed in H&P's and

Key's filings with the Securities and Exchange Commission (the "SEC"), which are available free of charge on the SEC's website at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. H&P and Key undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

In connection with the proposed spin-off and merger, Key and Cimarex will file a proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents containing information about Key and H&P's oil and gas division, without charge, at the SEC's web site at www.sec.gov. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus may also be obtained for free by directing a request to either: Key Production Company, Inc., 707 Seventeenth Street, Suite 3300, Denver, Colorado 80202, Attention: Sharon M. Pope, Assistant Corporate Secretary; telephone 303-295-3995, fax: 303-295-3494, or Helmerich & Payne, Inc, Utica at Twenty-First Street, Tulsa, Oklahoma 74114, Attention: Steven R. Mackey, Corporate Secretary; telephone 918-742-5531, fax 918-743-2671.

PARTICIPANTS IN SOLICITATION

H&P, Cimarex, Key and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Key's shareholders in connection with the proposed merger. Information concerning Key's participants in the solicitation is set forth in Key's proxy statement dated April 26, 2001, which is filed with the SEC. Hans Helmerich, Douglas E. Fears and Steven R. Mackey are currently directors of Cimarex, and each of them and Steven R. Shaw are currently officers of Cimarex (the "Cimarex Participants"). None of the Cimarex Participants beneficially owns any shares of Cimarex common stock. The Cimarex Participants are all executive officers of H&P. Information concerning H&P's participants in the solicitation is set forth in H&P's proxy statement dated January 25, 2002, which is filed with the SEC. Key's shareholders may obtain additional information about the interests of all such participants in the proposed merger by reading the proxy statement/prospectus when it becomes available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.